SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1934

                    For the period ending 31 December 1999


                            PeakSoft Multinet Corp.
                 ---------------------------------------------
                (Translation of registrant's name into English)

                         1801 Roeder Avenue, Suite 144
                              Bellingham, WA 98225
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F [X]                 Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes [X]                       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-0-24069
                                   ----------

Signatures:  T. W. Metz

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


PeakSoft Multinet Corp
(Registrant)

Date  February 25, 2000


(Signature) By: /s/ T.W. Metz
                ------------------
                T.W. Metz
                Chief Operating Officer



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                               PEAKSOFT MULTINET CORP.











































                              First Quarter Report

                       For period ending December 31, 1999





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LETTER TO SHAREHOLDERS


1999 was a year of change for PeakSoft inasmuch as the Company directed significant time and resources towards its online small business community portal located at http://www.peak.com. PeakSoft developed a plan to "facilitate the formation, growth, and prosperity of small businesses globally through leading internet communications solutions which empower small businesses to compile knowledge, and to develop e-commerce and other commercial relationships."

Through http://www.peak.com, we will provide products, services, information, and forums (to name a few of our offerings) to the Small Business Community to assist its members in the task of achieving profitability and prosperity. Peak.com plans to drive revenues initially from several diverse sources: revenue sharing, business-to-business (B2B) e-commerce, and advertising.

The Company remains committed to the vertical portal strategy adopted early last year. We believe this strategy has great potential. Electronic commerce is growing at a staggering rate, particularly in the business-to-business (B2B) sector. Peak.com will continue to be the major focus of the Company during the coming year. New alliances are being formed and existing ones are being expanded, such as Novell and others. Operating capital continues to be difficult to obtain. Management is investigating all possible avenues to raise sufficient operating capital in order to commercialize http://www.peak.com in the shortest time to the greatest benefit of the shareholders.

The Company expects that the activity level for PeakSoft will continue to increase with operating expenses in excess of income until the third quarter of calendar 2000. In order to reduce the overall costs of maintaining its presence in the retail sales channel, we have entered into agreements with Real Networks, Inc.; Software Builders, LLC; Peruzzo Informatica in Italy; Softline AG in Germany; Boomerang Software Inc.; Cyenta, NetSales, Inc. and Group Micro Serve in Belgium and Luxembourg as well as others.

During this quarter, the beta version of http://www.peak.com was released. We invite you to visit this site at http://www.peak.com/ and register.

Sincerely yours,

/s/ Timothy W. Metz
-----------------------------
Timothy W. Metz
Chief Operating Officer
February 10, 2000










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Consolidated Balance Sheet (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------

Assets

           Current Assets:

           Cash                                            36,516             -
           Accounts receivable                             46,682        88,921
           Inventories                                          -        43,373
           Prepaids and deposits                           17,446        21,098
           ---------------------------------------------------------------------
                                                          100,644       153,392

           Capital assets                                  63,030        98,264

           Investment in InfoBuild                              -       284,000
--------------------------------------------------------------------------------
                                                          163,674       535,656
================================================================================

Liabilities and Shareholders' Equity

           Current liabilities:

           Bank Indebtedness                                    -         5,660
           Accounts payable and accrued liabilities       582,956     1,235,097
           Notes Payable                                1,950,857             -
           Interest payable                               139,932             -
           Current portion of obligations under
                capital leases                             13,505        32,950
           ---------------------------------------------------------------------
                                                        2,687,250     1,273,707

           Obligations under capital leases                     -        18,702

           Shareholders' Equity:

           Share capital                                8,955,445     8,781,227

           Accumulated deficit                         11,479,021     9,537,980
           ---------------------------------------------------------------------

                                                       (2,523,577)     (756,753)
--------------------------------------------------------------------------------
                                                          163,674       535,656
================================================================================




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Consolidated Statement of Operations and Deficit (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------

Sales                                                       41,833      148,029

Cost of goods sold                                           1,922        8,096
--------------------------------------------------------------------------------
                                                            39,911      139,933

Operating Expenses:
           General and administration                      327,898      299,059
           Selling and marketing                            38,303       91,724
           Research and development                         26,122       78,682
           Amortization                                      8,217       12,741
           ---------------------------------------------------------------------
                                                           400,540      482,206

--------------------------------------------------------------------------------
Earnings (loss) before the undernoted                     (360,629)    (342,273)

Interest on short-term notes                               (50,510)

Debt settlement with creditors                              22,838
--------------------------------------------------------------------------------
Earnings (loss) from operations                           (388,301)    (342,273)

--------------------------------------------------------------------------------
Loss                                                       388,301      342,273

Accumulated deficit, beginning of period                11,090,720    9,195,707
--------------------------------------------------------------------------------
Accumulated deficit, end of period                      11,479,021    9,537,980
================================================================================

Loss per common share                                         0.10         0.16

Shares Outstanding                                       3,801,399    2,139,206













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Statement of Changes in Financial Position (in Canadian dollars)
(Prepared by Management - Unaudited)
December 31, 1999 and 1998
--------------------------------------------------------------------------------
                                                          1999           1998
                                                           $              $
--------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
           Net earnings (loss)                            (388,301)    (342,273)
           Items not involving cash:
                Amortization                                 8,217       12,741

           Change in non-cash operating                   (149,883)     160,440
                working capital
           ---------------------------------------------------------------------
                                                          (529,967)    (169,092)
           ---------------------------------------------------------------------

Financing:
           Repayments of notes payable                      (6,535)           -
           Increase (decrease) in
                Obligation under capital leases             (1,897)      (9,937)
           Issuance of notes payable                       518,920            -
           Issuance of share capital                             -      155,603
           ---------------------------------------------------------------------
                                                           510,488      145,666
           ---------------------------------------------------------------------

Investments:
           Purchase of capital assets                            -       (5,058)
           ---------------------------------------------------------------------

--------------------------------------------------------------------------------
Increase (decrease) in cash position                       (19,479)     (28,484)

Cash, beginning of period                                   55,995       22,824
--------------------------------------------------------------------------------
Cash, end of period                                         36,516       (5,660)
================================================================================
















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Quarterly Review

The first quarter of fiscal year 2000 shows a continuation of expense cutbacks in most areas of operation. Overall operating expenses decreased from CDN $482,206 for the quarter ended December 31, 1998 to CDN $400,541 in the comparable quarter in 1999 mainly because of significant cost reductions in marketing as well as research and development. Loss from the quarter increased from CDN $342,273 for the quarter ended December 31, 1998 to CDN $388,301 in the comparable quarter in 1999. This was largely due to an increase in interest expense on outstanding promissory notes as well as a decrease in net sales.

During the first quarter of fiscal year 1999, the Company relocated its premises to its current location. This move had a large impact on operations as it saved the Company approximately USD $100,000 in operating expenses per year. Under the terms of the lease agreement on the former premises, the Company remains liable for the lease payments until the end of the lease, which expires on March 31, 2002. The maximum liability is USD $310,000. During the first quarter of fiscal year 2000, the Company negotiated a settlement with the former landlord for USD $50,000, which eliminated the Company's largest liability.

General and administrative expenses increased modestly from CDN $299,059 for the quarter ended December 31, 1998 to CDN $327,898 in the comparable period in 1999, an increase of CDN $28,839. This increase of 8.8% is mostly comprised of continued professional and consulting services involved with the development of our small business community portal, http://www.peak.com.

Selling and marketing expenses decreased from CDN $91,724 for the quarter ended December 31, 1998 to CDN $38,303 in the comparable period in 1999, a decline of CDN $53,421. This decrease of 58% was primarily due to management's continued expense reductions along with the developmental stage of its planned new products and services, while continuing to focus on e-commerce/partnering as the preferred method of software distribution.

Research and development expenses declined from CDN $78,682 for the quarter ended December 31, 1998 to CDN $26,122 in the comparable period in 1999, a decrease of CDN $52,560 or 67%. This decline was due to reductions in staff and non-essential expenses.

During the quarter, the Company received USD $350,000 in operating capital. Subsequent to the end of the first quarter, the Company received an additional USD $100,000, both of which were supported by promissory notes.











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Year 2000

The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed an implementation plan to resolve the issue. The Year 2000 problem is the result of computer programs being written using two digits rather than four to define the applicable year. Time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or the making of miscalculations. The Company completed modifications to existing software and the conversion to new software. The Company obtained Year 2000 compliance statements from vendors, suppliers, and all other third parties that do business with the Company.

Subsequent to the end of the first quarter, the Company has not experienced any operational problems relating to the "Year 2000" issue.

For the reasons set out above, PeakSoft has not incurred, and does not expect to incur, any costs relating to the remediation of Y2K issues.

PeakSoft has concluded that it faces no material Y2K implications to its business operations because its computers and the programs being run on them are of recent vintage, marketed as being Y2K compliant.




















 This release may contain forward looking statements as well as historical information. Forward-looking statements, which are included in accordance with the "safe harbor" provisions of the "Private Securities Litigation Reform Act of 1995, may involve known and unknown risks, uncertainties and other factors that may cause the company's actual results and performance to be materially different from any results or performance suggested by the statements in this release. Such statements, and other matters addressed in this press release, may involve a number of risks and uncertainties including price competition, technological advances, decreased demand or diversion to other software solutions.



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CORPORATE INFORMATION

Corporate Headquarters
        PeakSoft Multinet Corp.
        1801 Roeder Ave., Suite 144
        Bellingham, WA  98225
        USA

        Tel: (360) 752-1100   Fax: (360) 752-0086
        http://www.peak.com
        -------------------


Investor Relations

        PeakSoft Multinet Corp.
        (360) 752-1100
        invest@peak.com
        ---------------


Stock Listing
        PeakSoft Multinet Corp. common stock is traded on the Alberta Stock Exchange under symbol PKS and in the US on the OTC:BB under the symbol PEAMF.


Auditor
        Gordon K. W. Gee, Chartered Accountant
        488-625 Howe Street
        Vancouver, BC V6C 2T6
        Tel: (604) 689-8815   Fax: (604) 689-8838

Transfer Agent and Registrar
        Montreal Trust, Calgary Alberta

Directors                                          Management
        Douglas Foster                                   Douglas Foster
        Chairman of the Board                            President & CEO

        Colin Morse                                      Tim Metz
        Director                                         Chief Operating Officer

        Peter Janssen                                    Calvin Patterson
        Director                                         Corporate Counsel

        Simon Arnison
        Director







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